UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

253651202
(CUSIP Number)

August 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Millstreet Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,935,076 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,935,076 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,935,076 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.46% Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) IA

1	Name of Reporting Person. Brian D. Connolly
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship Or Place Of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,935,076 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,935,076 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,935,076 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.46 % Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) HC, IN

1	Name of Reporting Person. Craig M. Kelleher
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship Or Place Of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,935,076 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,935,076 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,935,076 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.46 % Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to shares of Common Shares, $0.01 par value per share (“Common Shares”) of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 50 Executive Parkway, P.O. Box 2520, Hudson, Ohio 44236.

Item 2.  Identity and Background

(a)  This Schedule 13D is being filed on behalf of (i) Millstreet Capital Management LLC (“Millstreet”); (ii) Brian D. Connolly; and (iii) Craig M. Kelleher (collectively, the “Reporting Persons”).

Millstreet provides investment advisory services to private investment funds and accounts (“Accounts”) and, in such capacity, may be deemed to beneficially own Common Shares held for the accounts of such Accounts.  Mr. Connolly and Mr. Kelleher are Managing Members of Millstreet.  Common Shares reported herein for Mr. Connolly and Mr. Kelleher represent the above referenced shares reported with respect to Millstreet.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b)  The business address of the Reporting Persons is c/o Millstreet Capital Management LLC, 545 Boylston Street, 8th Floor, Boston, Massachusetts 02116.

(c)  See Item 2(a).

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Shares reported herein as being beneficially owned by the Reporting Person was acquired by the Accounts as follows:

(i)  On August 11, 2023, an aggregate of 4,532,993 Common Shares were issued to the Accounts in exchange for a combination of First Lien Claims, Second Lien Claims and fees associated with interim funding fees payable by the Company in connection with its restructuring (capitalized terms as defined in the Plan), pursuant to the terms of the Company’s Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the “Plan”) confirmed by the U.S. Bankruptcy Court for the Southern District of Texas;

(ii)  On March 22, 2023, an Account acquired First Lien Claims from a third party for which the Account is entitled to receive 287,507 Common Shares; and

(iii)  On July 31, 2023, an Account purchased 2,114,576 Common Shares in a private transaction for an aggregate of $28,811,098.

The First Lien Claims and Second Lien Claims related to notes previously purchased by the Accounts.  Payment for such notes and for the purchase of Common Shares described above was made from working capital of the applicable Accounts.

Item 4.  Purpose of Transaction

The Reporting Person, on behalf of the Accounts, hold the Common Shares for investment purposes.

The Reporting Persons intend to review the Accounts’ investment in the Company on an ongoing basis and expect to engage in discussions with management and the board of directors of the Company, other holders of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons or the Accounts may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Company and the management and board composition of the Company or commercial or strategic transactions with, or relating, to the Company.  The Reporting Persons may change their plans or proposals in the future.  Depending on various factors including, without limitation, the Company's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Company, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to the Accounts’ investment in the Company as they deem appropriate including, without limitation, purchasing additional Common Stock or other securities of the Company, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Company) with the purpose or effect of changing or influencing the control of the Company, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction.  Any such transactions, if they occur at all, may take place at any time and without prior notice.  Except as disclosed in this Schedule 13D, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On August 11, 2023, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Persons and certain other investors setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to the Plan.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 99.2 hereto and which is incorporated by reference into this Item 4.

The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  Except for the transactions described in Item 3, the descriptions of which are hereby incorporated by reference into this Item 5(c), the Reporting Persons did not effect any transactions in the Common Shares during the sixty day period prior to the filing of this Schedule 13D.

(d)  Millstreet Credit Fund LP, for which Millstreet serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Plan, on August 11, 2023 the Accounts were issued notes having an aggregate principal amount of $147,275,491.36 under a credit agreement governing the Company’s $1.25 billion senior secured term loan credit facility, which matures on August 11, 2028 (the “Exit Facility”).  In addition, the Accounts purchased addition notes having an aggregate principal amount of $28,000,000 from a third party.  Such notes are also governed by the Exit Facility.  Loans under the Exit Facility bear interest at an adjusted secured overnight financing rate with a one-month tenor rate plus 7.50% per annum or an adjusted base rate plus 6.50% per annum.  The Exit Facility includes conditions precedent, representations and warranties, affirmative and negative covenants and events of default that are customary for financings of this type and size.

The foregoing description of the Exit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Exit Facility, which is included as Exhibit 99.3 hereto and which is incorporated by reference into this Item 7.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report filed with the Securities and Exchange Commission on August 11, 2023).

Exhibit 99.3	Exit Facility (incorporated by reference to Exhibit 10.1 to the Company’s Current Report filed with the Securities and Exchange Commission on August 11, 2023).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                August 21, 2023
MILLSTREET CAPITAL MANAGEMENT LLC

By: /s/ Craig M. Kelleher
Craig M. Kelleher
Managing Member

By: /s/ Brian D. Connolly
Brian D. Connolly

By: /s/ Craig M. Kelleher
Craig M. Kelleher